Exhibit 99.2

News Release

August 21, 2012

TELUS rejects Mason Capital’s anti-democratic and invalid requisition

Vancouver, B.C. — TELUS is rejecting New York hedge fund Mason Capital’s August 2 requisition for a meeting of common shareholders to consider resolutions amending TELUS’ articles to enshrine mandatory minimum premiums for common shares in any future share consolidation.

“TELUS’ Board of Directors carefully reviewed Mason’s requisition, and we found it both anti-democratic and invalid and therefore concluded unanimously to reject it,” said Brian Canfield, Chair of the Board. “Simply put, Mason’s request would have imposed constraints on non-voting shares without giving holders of those shares a say. That is simply wrong.”

Darren Entwistle, TELUS President and CEO, added, “Mason Capital’s ongoing efforts to frustrate TELUS’ share collapse are clearly rooted in their desire to profit from their hedging approach, and not from an interest in supporting TELUS’ efforts to create value for shareholders.”

TELUS announced a share conversion proposal to shareholders on February 21. Following that announcement Mason Capital quietly acquired approximately 19 per cent or approximately 33 million TELUS common shares, while simultaneously selling short nearly the same number of non-voting and common shares. Mason was voting $1.9 billion worth of TELUS common shares with only an estimated $25 million net economic stake. This discredited ‘empty voting’ strategy gave Mason far more voting weight than its minimal economic investment in the company should allow. Mason opposed the proposal in an effort to profit from its short trades by widening the spread between the trading price of the two share classes — an interest at odds with other shareholders. Accordingly, TELUS withdrew the proposal since the empty voting tactics of Mason and absence of regulatory oversight of the practice made it apparent that a vote on the proposal at TELUS’ 2012 May Annual Meeting would not succeed. Subsequently, Mason disclosed in July that its TELUS common share position was just under 20 per cent.

Mason, which previously indicated it had a long-term interest in TELUS and has subsequently backed away from that position, has continued to make numerous attempts to widen the share price spread, which is directly contrary to the interests of shareholders with a true economic interest in the company.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that our rejection of Mason Capital’s requisition will not be challenged in court. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-697-8176

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com